CHINA CEETOP.COM, INC.

July 18, 2013

Mara L. Ransom
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:           China Ceetop.com, Inc.
  Preliminary Proxy Statement on Schedule 14A
  Filed July 10, 2013
  File No. 000-53307

Dear Ms. Ransom:

China Ceetop.com, Inc., (the “Company”), has received and reviewed your letter of July 17, 2013 (the “Letter”), pertaining to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Filing”) as filed with the Securities and Exchange Commission (the “Commission”) on July 10, 2013.

Specific to your comments, the Company has amended the Preliminary Proxy Statement on Schedule 14A to address the items in the Filing which were referenced in the Letter.

The Company acknowledges:

●	That the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	That the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. A marked revised copy of the filing will be emailed to your attention.  Thank you for your courtesies.

Very truly yours,

CHINA CEETOP.COM, INC.

/s/ Weiliang Liu
By:	Weiliang Liu
Title:	Chief Executive Officer